Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year	Year	Year	Year	Seven Months	Five Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	May 31,
	2011	2010	2009	2008	2007	2007
(dollars in thousands)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
Income (loss) before income taxes	$(30,282)	$(27,419)	$(30,062)	$(38,855)	$(26,284)	$(46,982)
Total Fixed charges	55,020	46,457	46,505	46,878	26,322	13,829
Earnings (loss) before fixed charges	$24,738	$19,038	$16,443	$8,023	$38	$(33,153)

Total fixed charges	$55,020	$46,457	$46,505	$46,878	$26,322	$13,829

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)   If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1. Due to our losses for the years ended December 31, 2011, 2010, 2009, and 2008, seven months ended December 31, 2007, and five months ended May 31, 2007 the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $30.3, $27.4, $30.1, $38.9, $26.3, and $47.0 million for the years ended December 31, 2011, 2010, 2009, and 2008, seven months ended December 31, 2007, five months ended May 31, 2007, respectively, to achieve a coverage ratio of 1.00:1.00.